Mail Stop 4561

September 17, 2009

Michael Donaghy, Chief Executive Officer
Oxford Investments Holdings Inc.
1315 Lawrence Avenue East, Suite 520
Toronto, Ontario
Canada M3A 3R3

> **Re:** **Oxford Investments Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 000-31188**

Dear Mr. Donaghy:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief